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                                                                      EXHIBIT 20

                                  DOVER TO SELL
                                ELEVATOR BUSINESS

NEW YORK, NY (November 23, 1998)... Dover Corporation (DOV-NYSE) has signed a definitive Agreement to sell all of its elevator business operations to Thyssen. The transaction will close as soon as regulatory approvals have been given, which Thyssen and Dover are highly confident of receiving.

         Thyssen Elevator, a unit of Thyssen Industrie AG (Germany), is a global elevator company with sales of more than $2 billion, primarily from areas outside North America. Dover Elevator reported sales of $880 million for the year 1997 and $658 million for the first 9 months of 1998.

Dover Corporation had 1997 sales of $4,548 million and operational pretax profits (as defined on page 5 of its 1997 Annual Report) of $746 million (of which $880 million and $105 million, respectively, were from its elevator business).

The Agreement provides for a payment to Dover at closing of $1.1 billion and for a sharing of certain expenses arising out of the transaction. Dover had previously announced a plan to spin-off its elevator business to its shareholders in early 1999. The Agreement signed today terminates that plan. At closing, which could occur prior to the end of the year, Dover will report a non-recurring gain on the sale, currently estimated at approximately $2.30 per Dover share.